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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
Publicly Held Company
CNPJ/ME No. 07.689.002/0001-89
NIRE: 353.003.257-67

MATERIAL FACT

Embraer S.A. (the “Company”) refers to the material facts disclosed on June 10th, 2021, and December 21st, 2021, about the business combination (the “Business Combination”) between EVE UAM, LLC (“Eve”), an entity controlled by the Company, and Zanite Acquisition Corp. (“Zanite”). The Company became aware that the Business Combination has been approved by Zanite stockholders today.

Such approval is an important step towards the closing of the Business Combination. Subject to the satisfaction or waiver of certain customary closing conditions that can only be satisfied or waived on the closing date, the Company expects that the closing of the Business Combination will occur on May 9, 2022.

The Business Combination is in line with the Company’s innovation and growth strategy, and its consummation reinforces the Company’s commitment to achieve this strategy.

São José dos Campos, May 6, 2022.

Antonio Carlos Garcia
Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations